UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 9)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

CalAtlantic Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

128195C104

(CUSIP Number)

MatlinPatterson Global Advisers LLC

Attn: Robert H. Weiss, General Counsel

520 Madison Avenue, 35th Floor

New York, NY 10022

212-651-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Robb Tretter

Ropes & Gray LLP

1211 Avenue of the Americas

(212) 596-9512

June 14, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8375C101	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MP CA Homes LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,332,549
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,332,549
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,332,549
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.54%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 8375C101	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Global Opportunities Partners III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,332,549
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,332,549
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,332,549
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.54%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 8375C101	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Global Opportunities Partners (Cayman) III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,332,549
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,332,549
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,332,549
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.54%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 8375C101	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Global Partners III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,332,549
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,332,549
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,332,549
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.54%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 8375C101	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Global Advisers LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,332,549
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,332,549
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,332,549
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.54%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 8375C101	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson PE Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,332,549
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,332,549
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,332,549
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.54%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 8375C101	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,332,549
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,332,549
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,332,549
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.54%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 8375C101	Page 9 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David J. Matlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,332,549
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,332,549
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,332,549
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.54%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

STATEMENT PURSUANT TO RULE 13d-1

OF THE GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934

Introduction

This amendment (“Amendment No. 9”) amends the Schedule 13D Statement, filed July 3, 2008 (the “Statement”, as amended by Amendment No. 1 thereto, filed August 20, 2008, Amendment No. 2 thereto, filed September 4, 2008, Amendment No. 3 thereto, filed June 25, 2009, Amendment No. 4 thereto, filed November 24, 2010, Amendment No. 5 thereto, filed December 23, 2010, Amendment No. 6 thereto, filed May 21, 2013, Amendment No. 7 thereto, filed June 14, 2015, and Amendment No. 8 thereto, filed October 1, 2015, the “Amended Statement”) filed on behalf of (i) MP CA Homes LLC, a Delaware limited liability company (the “Investor”), (ii) MatlinPatterson Global Opportunities Partners III L.P. (“Matlin Partners (Delaware)”), a Delaware limited partnership, (iii) MatlinPatterson Global Opportunities Partners (Cayman) III L.P. (“Matlin Partners (Cayman)” and, together with Matlin Partners (Delaware), the “Matlin Partners”), a Cayman Islands limited partnership, (iv) MatlinPatterson Global Advisers LLC (“Matlin Advisers”), a Delaware limited liability company, by virtue of its investment authority over securities held by each of the Matlin Partners, (v) MatlinPatterson Global Partners III LLC (“Matlin Global Partners”), a Delaware limited liability company, as the general partner of each of the Matlin Partners, (vi) MatlinPatterson PE Holdings LLC (“Matlin PE Holdings”), a Delaware limited liability company formerly known as MatlinPatterson Asset Management LLC, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers, (vii) MatlinPatterson LLC (“MatlinPatterson”), a Delaware limited liability company, as the holder of all of the membership interests in Matlin PE Holdings, and (viii) David J. Matlin and Mark R. Patterson each, as a holder of 50% of the membership interests in MatlinPatterson on and prior to December 31, 2014 and David J. Matlin as a holder of 100% of the membership interests in MatlinPatterson thereafter. The Investor, Matlin Partners (Delaware), Matlin Partners (Cayman), Matlin Advisers, Matlin Global Partners, Matlin PE Holdings, MatlinPatterson and David J. Matlin are collectively referred to in this Statement as the “Reporting Persons” and each is a “Reporting Person.” Mark R. Patterson no longer holds membership interests in MatlinPatterson LLC and is no longer a Reporting Person for the purpose hereof. Capitalized terms used and not defined in this Amendment No. 9 shall have the meanings set forth in the Amended Statement. Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported on the Amended Statement. This Amendment No. 9 is being filed to reflect the Public Offering (as defined below) of common stock and the Share Repurchase (as defined below) of common stock by the Issuer.

Item 4. Purpose of Transaction

Item 4 is amended and supplemented by adding the following:

(a) On June 8, 2017, the Investor and the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC, as representatives of the underwriters listed therein (collectively, the “Underwriters”), relating to the offer and sale by the Investor of 10,000,000 shares of common stock of the Issuer (the “Underwritten Shares”) at a price to the public of $34.25 per share. Pursuant to the Underwriting Agreement, the Investor granted the Underwriters a 30-day option to purchase up to 1,500,000 additional shares of Common Stock of the Issuer (the “Option Shares,” and with the Underwritten Shares, the “Shares”).

In addition, pursuant to the Underwriting Agreement, certain officers and directors of the Investor have agreed to, among other things, not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or other securities convertible into Common Stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other convertible securities (each such action, a “Transfer”) (subject to certain exceptions) for a period of 45 days from the date of the Underwriting Agreement. The description of the Underwriting Agreement contained herein is qualified in its entirety by the full text of the Underwriting Agreement, a copy of which is attached hereto as Exhibit 15 and is incorporated herein by reference.

(b) On June 14, 2017, the Investor sold the Shares upon consummation of an underwritten public offering (the “Public Offering”) pursuant to the terms of the final prospectus supplement publicly filed June 7, 2017 with the Securities and Exchange Commission (the “SEC”).

(c) On June 14, 2017, the Issuer repurchased 3,010,008 shares of its common stock from the Investor (the “Share Repurchase”) pursuant to the terms of the Share Repurchase Agreement dated June 6, 2017 (the “Share Repurchase Agreement”).

Item 5. Interests in Securities of the Issuer

(a)-(b) The Investor is the record holder of 28,332,549 shares of Common Stock following the Public Offering and the Share Repurchase. Each of the Reporting Persons is the beneficial owner of, and has shared voting and dispositive power over, such shares. The number of outstanding shares of Issuer Common Stock was 110,925,745 as reported in the Issuer’s final prospectus supplement, filed on June 9, 2017 with the SEC.

(c) Except as disclosed in this Amended No. 9 and the Amended Statement, none of the Reporting Persons has effected any transaction in the Common Stock in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and supplemented by adding the following:

In connection with the Public Offering described in Item 4 above, certain directors and officers have entered into the Underwriting Agreement, in which they have agreed to, among other things, not effect a Transfer of any shares of Common Stock (subject to certain exceptions) for up to 45 days from the date of the Underwriting Agreement. The terms of the Underwriting Agreement are hereby incorporated by reference in this Item 6.

In connection with the Share Repurchase described in Item 4 above, the Investor has entered into the Share Repurchase Agreement, pursuant to which it has agreed to sell to the Issuer 3,010,008 shares of the Issuer’s common stock. The terms of the Share Repurchase Agreement are hereby incorporated by reference to this Items 6.

Item 7. Material to be filed as Exhibits

The following are filed as exhibits to this Amended:

Exhibit 1	Power of Attorney of David J. Matlin (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by the Reporting Persons on August 18, 2008).

Exhibit 2	Power of Attorney of Mark R. Patterson (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by the Reporting Persons on August 18, 2008).

Exhibit 3	Agreement as to Joint Filing of Schedule 13D (incorporated by reference to Exhibit 3 to the Schedule 13D filed by the Reporting Persons on July 3, 2008).

Exhibit 4	Investment Agreement, dated as of May 26, 2008, between Standard Pacific Corp. and MP CA Homes LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 27, 2008).

Exhibit 5	Amendment No. 1 to Investment Agreement, dated as of June 27, 2008, between Standard Pacific Corp. and MP CA Homes LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on July 1, 2008).

Exhibit 6	Certificate of Designations relating to the Senior Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on July 1, 2008).

Exhibit 7	Certificate of Designations relating to the Junior Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by the Issuer on July 1, 2008).

Exhibit 8	Stockholders Agreement, dated as of June 27, 2008, between Standard Pacific Corp. and MP CA Homes LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on July 1, 2008).

Exhibit 9	Warrant to purchase certain shares of Senior Convertible Preferred Stock, dated as of June 27, 2008, between Standard Pacific Corp. and MP CA Homes LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on July 1, 2008).

Exhibit 10	Amendment to Warrant to purchase certain shares of Senior Convertible Preferred Stock, dated as of November, 23, 2010, between Standard Pacific Corp. and MP CA Homes LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on November 24, 2010).

Exhibit 11	Underwriting Agreement, dated as of May 15, 2013, between Standard Pacific Corp., MP CA Homes LLC and Credit Suisse Securities (USA) LLC as representative of certain underwriters listed therein (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer on May 17, 2013).

Exhibit 12	Form of Lock-Up Agreement (incorporated by reference to Exhibit 12 to the Schedule 13D filed by the Reporting Persons on May 21, 2013).

Exhibit 13	Amendment to Stockholders Agreement, dated as of June 14, 2015 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 15, 2015).

Exhibit 14	Voting Agreement, dated as of June 14, 2015, between The Ryland Group, Inc. and MP CA Homes LLC. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by The Ryland Group, Inc. on June 15, 2015).

Exhibit 15	Underwriting Agreement, dated as of June 8, among CalAtlantic Group, Inc., MP CA Homes LLC and Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC, as representative of certain underwriters listed therein (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer on June 14, 2017).

Exhibit 16	Share Repurchase Agreement, dated as of June 6, 2017, by and between CalAtlantic Group, Inc. and MP CA Homes LLC (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on June 14, 2017).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2017

MP CA HOMES LLC		MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS III L.P.

By:	/s/ Robert H. Weiss	By:	/s/ Robert H. Weiss
Name: Robert H. Weiss		Name: Robert H. Weiss
Title: General Counsel		Title: General Counsel

MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS (CAYMAN) III L.P.		MATLINPATTERSON GLOBAL ADVISERS LLC

By:	/s/ Robert H. Weiss	By:	/s/ Robert H. Weiss
Name: Robert H. Weiss		Name: Robert H. Weiss
Title: General Counsel		Title: General Counsel

MATLINPATTERSON GLOBAL PARTNERS III LLC		MATLINPATTERSON PE HOLDINGS LLC

By:	Robert H. Weiss	By:	/s/ Robert H. Weiss
Name: Robert H. Weiss Title: General Counsel		Name: Robert H. Weiss Title: General Counsel

MATLINPATTERSON LLC		DAVID J. MATLIN

By:	/s/ Robert H. Weiss	/s/ Robert H. Weiss
Name: Robert H. Weiss Title: General Counsel		Name: Robert H. Weiss Title: Attorney-in-Fact